March 5, 2019

John Thatch
Chief Executive Officer
Sharing Services Global Corp.
1700 Coit Road, Suite 100
Plano, Texas 75075

       Re: Sharing Services Global Corp.
           Amendment No. 2 to Registration Statement on Form 10
           Filed February 21, 2019
           File No. 000-55997

Dear Mr. Thatch:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2019 letter.

Form 10

General

1.    We have reviewed your responses to our prior comments regarding whether
Sharing
      Services, Inc. (the "Company") could be considered an investment company under the
      Investment Company Act of 1940. Please provide further information needed to conducted an analysis under sections 3(a)(1)(A) and (C) of the 1940 Act for the Company and each of its subsidiaries, whether wholly or partially owned (i.e., 212 Technologies,
      LLC; 561 LLC; America Approved Commercial LLC; Medical Smart Care LLC;
LEH
      Insurance Group LLC; Total Travel Media, Inc., and Four Oceans Holdings, Inc.). In
      particular, please list, on an unconsolidated basis, all assets held by the Company and each of the wholly or partially owned subsidiaries and the value you assign to each. Your response should take into account section 3(a)(2), which defines "investment securities" to
 John Thatch
FirstName LastNameJohn Thatch
Sharing Services Global Corp.
Comapany NameSharing Services Global Corp.
March 5, 2019
March 5, 2019 Page 2
Page 2
FirstName LastName
         include all securities except, among other things, Government securities and securities issued by majority-owned subsidiaries of the owner with are not themselves investment companies. Your response should also include whether you believe the Company is exempted from section 3 of the 1940 Act or otherwise excluded from registering with the
         Commission as an investment company, and if so, please provide sufficient detail to support your analysis.
Our Acquisition and Growth Strategy, page 1

2. We note your response to prior comment 4 regarding the use of the term inception. Please clarify the references to inception date as the date you acquired Total Travel Media, Inc.
         where you first use it in your filing and elsewhere as appropriate. In addition, please provide clear disclosure of the legal inception of the company, as required by Item
         101(h)(1) of Regulation S-K. Lastly, please provide the disclosure throughout the registration statement for the complete period required by the Form. For instance, See
         Instruction 1 to Item 404(a).
Compensation Plan, page 7

3. We reissue prior comment 6. Please describe with more specificity the range and circumstances of compensation commissions and bonuses payable to your Elepreneurs and the several ways Elepreneurs are compensated.
Security Ownership of Certain Beneficial Owners and Management, page 18

4. We partially reissue prior comment 8. Please revise the beneficial ownership table to clearly reflect the percent of ownership of the voting class, given that the classes vote as one group. Lastly, please revise to include the named executive officers and directors individually, as required by Item 403(b) of Regulation S-K and revise the amount and percent of ownership by officers and directors as a group to include the entire group of 4, not 2 as you have indicated on page 19.
Recent Sales of Unregistered Securities, page 25

5. We partially reissue prior comment 9. Please revise to discuss the common stock issuances referenced on page 16. In addition, for each transaction, please discuss the facts supporting reliance upon the exemption from registration.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Thatch
Sharing Services Global Corp.
March 5, 2019
Page 3

       You may contact Steve Lo at 202-551-3394 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel at 202-551-3357 with any other questions



                                                        Sincerely,
FirstName LastNameJohn Thatch
                                                        Division of Corporation
Finance
Comapany NameSharing Services Global Corp.
                                                        Office of Beverages,
Apparel and
March 5, 2019 Page 3                                    Mining
FirstName LastName